News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

07:00 BST
25 September 2013

Reed Elsevier Announces Duncan Palmer’s Resignation as CFO

Reed Elsevier today announces that due to family circumstances Duncan Palmer, Chief Financial Officer, has provided notice of his resignation from the boards of Reed Elsevier effective as of 25 September 2014, or such earlier date as Reed Elsevier may designate. The Nominations Committee is beginning a process to identify his successor.

Erik Engstrom, Chief Executive Officer of Reed Elsevier, said: “Duncan has made an important contribution to the business and I am disappointed that his family circumstances require him to return to the US. I look forward to continuing to work with him until his successor has been identified. We wish him all the best for the future.”

Duncan Palmer said: “I have enjoyed my time with Reed Elsevier enormously and wish that circumstances were such that I was able to stay with the Company. I am impressed by the quality of the business and the management team and I am confident about its continued success. I will, of course, continue to be fully committed to Reed Elsevier until a successor is in place.”

About Reed Elsevier
Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs approximately 28,500 people of whom half are in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £18bn/€22bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

Media Contacts
Paul Abrahams, Reed Elsevier
+44 (0)20 7166 5724
paul.abrahams@reedelsevier.com

Investor Relations
Colin Tennant, Reed Elsevier
+44 (0)207 166 5751
colin.tennant@reedelsevier.com

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